

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Collin James Deller
Chief Executive Officer
ClearSign Technologies Corp
8023 East 63rd Place, Suite 101
Tulsa, OK 74133

> **Re: ClearSign Technologies Corp**
> **Registration Statement on Form S-3**
> **Filed July 1, 2022**
> **File No. 333-265967**

Dear Dr. Deller:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3

Our Business
About ClearSign Technologies Corporation, page 3

1.  We note disclosure on page 3 stating your boiler burner technology is currently undergoing commercialization in China. Please revise, where appropriate, to quantify the extent of your operations in China. As an example only, disclose the portion of your revenues derived from China. To the extent such operations are material to your business, please review the Division of Corporation Finance's December 20, 2021 guidance "Sample Letter to China-Based Companies" available at: https://www.sec.gov/corpfin/sample-letter-chinabased-companies and update your disclosure to further highlight the legal and operational risks associated with having a material portion of your operations in China.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tyler Howes at 202-551-3370 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Blake Baron, Esq.